Filed by Livent Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Livent Corporation

Commission File No. 001-38694

On June 15, 2023, Livent Corporation made available a replay of an interview with Mr. Paul Graves, its Chief Executive Officer. A copy of the transcript follows.

15-Jun-2023

Livent Corp. (LTHM)

Evercore ISI Global Clean Energy & Transition Technologies Summit

CORPORATE PARTICIPANTS

Paul W. Graves

President, Chief Executive Officer & Director, Livent Corp.

OTHER PARTICIPANTS

Stephen Richardson

Analyst, Evercore Group LLC

MANAGEMENT DISCUSSION SECTION

Stephen Richardson

Analyst, Evercore Group LLC

We'll get started with the next session. Thanks for joining us. My name's Steve Richardson. I cover battery materials for the firm. Very happy to be here hosting Paul Graves and Livent. Thanks for those who are joining us on the webcast. So, Paul is the President and CEO of Livent. Livent announced a very exciting merger of equals with Allkem last month. And what we see is a transformative and highly attractive transaction, particularly for shareholders.

So, Paul, thanks for joining us today. I think we'll take it to the seats for a bit of a conversation.

Paul W. Graves

President, Chief Executive Officer & Director, Livent Corp.

Okay. Thank you. By the way, if I look cold, it's because I'm absolutely freezing. Jesus, it's cold in here.

QUESTION AND ANSWER SECTION

Q

Stephen Richardson

Analyst, Evercore Group LLC

Maybe we could start off on the industry backdrop, Paul. One of the we were just talking offline as we started. But I think in an industry like this, I think when we see a huge amount of volatility of the lithium price on the screen, it takes the collective market a little while to kind of construct a narrative about what just happened. And I think there is one out there about obviously about destocking, about the end of the subsidies. But you're in this market and selling material every day and interacting with your customers. So if you can just sell us your perspective on kind of where are we in this market as it's developing and the veracity of the demand that you see in the outlook?

A

Paul W. Graves

President, Chief Executive Officer & Director, Livent Corp.

Yeah. I think if you dial back demand and instead of looking at the components like the lithium demand, but instead say, like is the demand for electric vehicles declining? The answer to that is clearly no. If you look at any given month through the first part of the year in China specifically, but even in Europe and other parts of the world, the year-over-year increase in sales is up 50% up, 60% up. So meaningful year-over-year increases.

meaningful year-over-year increases. But when you have those levels of increases and you have a supply chain with multiple steps, you've got the OEMs, you've got the cell manufacturers, you've got the cathodes, the precursors, and then the raw materials. You have a supply chain that sort of reacts under and overreacts in our experience, and this is especially the case in China.

And what we've tended to find is in the first quarter of the year, you always get a slowdown in buying of lithium. It's the Lunar New Year. It's typically when a lot of maintenance shutdowns take place as well. And you often have companies, the auto companies that have been hitting sales targets at the back end of one year slowing down in the first quarter. So we expected a slowdown in the first quarter.

But what you get in China specifically is reactions through the whole chain to that slowdown. And it's the classic somewhat counterintuitive approach that says if the price starts to decline because there's less buying, people stop buying because they think the product will be cheaper tomorrow. So you stop buying. And so before you know it, all the demand dries up and you get a destocking effect kicks in. But because of this growth, the inventory that's in the channel can only support that strategy for a few weeks, so most a couple of months, so they can't not buy forever.

And then when particularly in China when you have a lot of marginal production, a relatively high cost [indiscernible] 00:03:24 production or DSO based production as well, that starts to shut down. So now you got the supply shuts down. People run out of inventory and but you still got to keep making the product because end market demand has not changed. So now we'll stop buying again. And now the minute the price turns, the opposite happens. People panic buy and they buy as quickly as they can and as much as they can and bang, the prices will rebound again.

So this is just a concentrated version of destocking and restocking that happens in very short windows, driven in large part by these dynamics of incredibly strong demand growth, plus a supply chain that is – that there's not enough supply to meet that underlying demand. So you have a lot of marginal producers that come on and off line, depending on where the pricing is.

So that's pretty much what we saw in China. It's not what we've seen everywhere else. It's not what we see in different industrial applications. We don't see it in Korea. We didn't see it in Japan. There's a whole bunch of places where this didn't happen. But people do get very heavily focused on that Chinese spot price.

Q

Stephen Richardson

Analyst, Evercore Group LLC

Right. Okay. That's helpful. And I think one of the questions that you've been, I think, pretty clear on is talking about incentive price for lithium, which I think is, as we're trying to value the securities and think about the value of these businesses, I think it's actually the most interesting question instead of the gyrations in the near term.

So one of the concepts here, the question is, is like, as you look out and you're looking at a combined company that's going to have a lot of development opportunities, how do you think about what is the right incentive price in this industry, and how do you secure that for your shareholders and...

A

Paul W. Graves

President, Chief Executive Officer & Director, Livent Corp.

Yeah.

Q

Stephen Richardson

Analyst, Evercore Group LLC

...returns on projects? So that's another – and if you're willing to hazard a price there, that would be helpful, too. But as you think about ranges, as we all do, would also be helpful.

A

Paul W. Graves

President, Chief Executive Officer & Director, Livent Corp.

Yeah. Look, I think the first thing is to secure that price, you just have to move to market-based pricing. What that means is still a big debate. Market-based pricing does not mean every day, every month, every week we price off of China's spot price. And I think defining what the market price is, is part of a bit of a wrestling match that's going on in our industry today between lithium buyers and lithium sellers in different markets. And there are various indices that are being drawn up and price discovery agencies reporting numbers, and it will improve, and it will mature.

I think it's clear today that the incentive price for most assets is lower than today's price, and that's driven by this comment I made earlier about the marginal producer today is a very expensive either DSO-based production chain or more likely a [indiscernible] 00:06:05 based chain in China or a high cost spodumene concentrate supply chain. For most high quality assets, the reinvestment price is lower than that. So we what we can and will continue to reinvest at prices lower than we're seeing in the markets today.

But it's not – some people still point to $8, $9 carbonate being on the card in the future. That's never going to happen, right? You just – it just is never going to happen. You just cannot produce at those levels anymore. You certainly can't grow and invest at those kinds of levels. We've talked about like the bottom half of the cost curve. The first and second quartile costs almost certainly need a price in the high teens to be – to reinvest. I think once you get below the high teens, given how much more expensive the projects are today than they were historically, how much more difficult, how much more time they take, it's hard to envision a scenario where people keep investing if they think the price is sustainable below $20 a kilo.

Q

Stephen Richardson

Analyst, Evercore Group LLC

Right.

A

Paul W. Graves

President, Chief Executive Officer & Director, Livent Corp.

It's a different question for third and fourth quartile resources. I think for those guys, you certainly talking in the 20s, and for some of them probably in the low 30s if you're going to reinvest. So a little bit of it sort of will depend on how much the low cost brine-based production assets or the really large low cost spodumene assets can bring online and kind of push the cost curve in that direction.

Q

Stephen Richardson

Analyst, Evercore Group LLC

Right. Right. Okay. Let's talk about the proposed merger in a little bit more detail, if we could.

A

Paul W. Graves

President, Chief Executive Officer & Director, Livent Corp.

Yeah.

Q

Stephen Richardson

Analyst, Evercore Group LLC

I understand that it was talked about on and off for quite a while, more than a year. Can you talk a little bit about the drivers here and your interest from both sides and how the deal came together and then maybe we can dig in a little bit on some of the assets.

A

Paul W. Graves

President, Chief Executive Officer & Director, Livent Corp.

Yeah. Look. I think if you line [indiscernible] 00:07:50 and Livent up with each other, it's pretty apparent that it's a good asset fit, right? We have in Argentina, on the Salar that we're in – del Hombre Muerto, the [indiscernible] 00:08:04 assets have all come – we can see them from our plant. I mean, they're really close. They're actually in a different basin, so they don't draw from the same Salar, but they're physically very close. And Canada, we have James Bay and Whabouchi and Nemaska very close to other as well.

We certainly saw a complementary vision and strategy as to how you operate in the lithium industry. We for many, many years, decades been an integrated producer and believe in being integrated that you need to be producing the final finished product and not just an intermediate product like spodumene concentrate. We also believe you need to own and operate the resources yourself. You can't be buying product in the market the way the Chinese converters do. And all can view it the same way. They have – they produce lithium carbonate down there in Argentina. They built a hydroxide plant in Naraha and they've been very clear that they also believe you need to own and operate assets as well as downstream chemical plants.

So they operate and it made a ton of sense. I think we also both looked at each other and said neither of us is big enough, we both have complementary skills, but to be relevant and credible with customers, you need to be bigger, you need to have more volume. In fact, to be able to build the organizations necessary to deliver on the projects that we're both trying to develop, we need to be bigger. So, I think it was, I think it's clear when you look at it from the outside, all of these points make sense. The [ph] CEO of Allkem 00:09:33, Martin and I both came to the same conclusion at the same time, and it was a short conversation that says, look, we should see if we can do something that makes sense to both our shareholders to put these businesses together.

Q

Okay. And then as you think about you mentioned the value of integration and the importance of it and the importance of it really in the supply chain. But the – Livent was at times short carbonate and now it looks like you're going to be in the time pro forma you're going to be actually long quite a bit at time. So can you talk through

– I mean, it seems to us is that there are a lot of potential benefits here in terms of the flexibility across the assets, the ability to feed different feedstocks into different downstream solutions. Can you talk a little bit about that because it feels like that's kind of the unsaid synergy, if you will, in terms of putting these assets together as well.

A

Paul W. Graves

President, Chief Executive Officer & Director, Livent Corp.

Yeah. For a long time, Livent had a strategy of maximizing the value for each LCE that we produced and we produce – I say LCEs, nobody makes an LCE, right? It doesn't actually exist, but we produce lithium chloride as our base product and we – from that we decide where to go. And that's built a business that takes us in the chloride chain into butyl lithium, into lithium metal and related products, and then in lithium carbonate and both the lithium carbonate and ultimately into lithium hydroxide.

And so the ability to run a network of producing assets and optimizing so that you are not at any point short material and short feedstock is a really important part of our business model. It's important – you have to understand the business of lithium hydroxide especially is built upon long-term commitments to customers. It takes a long time to qualify lithium hydroxide into a battery. And once it's qualified, the customer really wants to make sure you're there for many, many years. Can't do that if you're not back integrated into resources. And you can't do that if you don't have the downstream operating assets to meet the customer's needs. It's why there are times – there have been times when we've had to procure lithium carbonate in the market to make sure we can meet customer commitments.

Now, looking forward, just having greater diversity of assets and greater diversity of products means we don't have to buy third party product. In today's market, buying third party product is really expensive.

We don't buy carbonate today, but we do buy some lithium metal. We buy that lithium metal because we don't have enough lithium chloride capacity. We don't have enough lithium chloride capacity because we need to make the carbonate to satisfy customer demands in hydroxide. This meant to solve all those problems in one go, because now we do have enough of each product to make sure that we're fully integrated. Big cost savings. And it also, by the way, it's an important point as to, it's really difficult to make a commitment to a customer if you don't have your feedstock secured. I don't know how you make a 10-year commitment to a major automotive OEM and carry the risk that you don't have feedstock, you don't have the raw material. It's why owning the resources also is so important to us.

Q

Right. Right. Okay. And on Quebec, you mentioned the proximity of the two mines, but one, you talk a little bit about the – you've been in the Nemaska asset for a while now getting that ready to go into development. One, can you talk about like the just the development backdrop in Quebec for those who may not be as familiar with it as other jurisdictions?

And then, two do you view this as kind of a, are these parallel developments of these mines? Are they staged or are there I mean, there's clearly as well, I guess what's unsaid is that there are mining expertise that you're also getting through this acquisition as well from the Australia side. So maybe just address the you know, how do I think about those two because it seemed as though Allkem was moving pretty quickly towards, development at their project as well.

A

Yeah. Look, I think first, I don't think many people would with a straight face say that there are large synergies in mining and operating two mines, no matter how close they are. There were small ones around some logistics.

The James Bay we saw of Allkem, yeah, I don't know about moving quickly, but they've certainly been trying to move that one forward. The big question has always been where – if and where do you build a downstream processing facility? And the real benefit of having James Bay and Whabouchi developed together is the ability to develop a lithium hydroxide plant fed by both of those.

Just a bit of background, you build a lithium hydroxide plant fed by spodumene concentrate, you get huge efficiencies by having a constant, predictable, stable feedstock into that asset. If you're constantly sourcing different materials from different places, your yield, your productivity goes through the floor. I mean, some Chinese nonintegrated converters operate at 40% and 50% operating rates because of that, whereas a fully integrated one can operate in the 80s, mid- to high-80 operating rate.

So it's a huge benefit to do that. Quebec is encouraging us and others to build integrated capacity. They've set up a large industrial park called Bécancour, which is going to be home to battery production, cell production, cathode production, and, for us, lithium hydroxide production. There's certainly an opportunity to accelerate the building of a second train at Bécancour, which would be fed by James Bay.

What this does and is sort of part of the theme of the deal, it allows us to take the plans of Allkem and the plans of Livent for asset development and accelerate them and bring them on more quickly. I think there's no doubt that by doing the James Bay development in conjunction with Nemaska development, it saves two, three, maybe even four years of the timeline that James Bay would otherwise have been on. So it's quite a significant potential to accelerate more product coming to market more quickly.

Q

Stephen Richardson

Analyst, Evercore Group LLC

And for the regulatory backdrop, like the support from the government, both provincial and federal and federal and there's – we've been involved to somebody's projects that are also co-located at Bécancour so ...

A

Yeah.

Q

...are familiar with it. But can you talk a little bit about that in terms of it does feel like your equity tranche on these could be less certainly than the future development costs that people are seeing in those development plans.

A

Yeah. So the regulatory backdrop, it's a broad question. I mean, I think the Québec government is super supportive of development and is attempting to do whatever it can to accelerate things like permitting processes to make sure that there are – is capital available to these projects whether in the form of grants awards or other favorable capital projects. IQ, the investment arm of the government is a co-investor in Nemaska with us, as you know. So I think the regulatory backdrop there is broadly favorable. There are still other challenges. Québec is still quite a large remote province and availability of labor is going to be an interesting question. Availability of sufficient hydroelectric power for the whole expansion is going to be sufficient. It won't impact us because we have it all secured, but I think it may be a challenge for them in Québec in the longer run.

So yeah, look, I think developing in Québec, in Canada generally, but in Québec, given the resources there, given the support from the local government, given the proximity to the US, given the proximity to a customer base that is demanding IRA qualified material, and that will be IRA qualified material. It all makes a ton of sense to develop there.

Q

Yeah. Can you talk a little bit about your – the go forward commercial strategy of the enterprise? I know it's early, but if you could – you've adopted kind of a – Livent historically was kind of a high quality supplier selected with customers and your contracting reflected that.

A

Yeah.

Q

And it did feel like some of these Australian companies feel like some of these Australian companies, certainly Aussie investors want kind of spot exposure it felt like at times. So you're kind of putting these two companies together. Do you – does the whole thing look like Livent on a go-forward basis? Or how do you think about the best contracting? And I think you've been thoughtful on terms of market-based floor ceilings, which kind of feels like everybody is coalescing around similar commercial strategies.

A

Paul W. Graves

President, Chief Executive Officer & Director, Livent Corp.

Yeah. I don't know whether the market is coalescing around the same commercial strategies. It's not that transparent, so it's really difficult to know. And we also know that customers – the customers have a choice. Not every customer wants to contract the right way. So the customers that prefer to have long-term commitments in place will find that one partner, or others who prefer to buy as much as they can in short-term markets from multiple suppliers, they will have their contracting strategy. So I really don't see a single strategy. And I think the customers, as I say, they have a lot of choice. They do have a lot of choice. Each of which brings risks and rewards for them and for us.

I think if you go back historically, we always wanted predictability of pricing, because predictability of pricing – because we are fully integrated, we know what our margin is. We know what our cash flow is. And it helped us plan the business and decide what our investment decisions were going to be. The problem with the fixed price contracts is when you get them a very, very rapid shift from typical prices of $12, $13, $14 for hydroxide to $60,

$70 in space of 12 months, they don't survive. You can't have a multiyear fixed price contract, because the – there's just too much attention on that contract when one of you is losing and one of you is gaining by so much. And in my view, most customers understand that. And they want to move to some form of market-based pricing.

How exactly and when we do it will be customer by customer. We've talked already, some customers just want market price. Other just on market price. Other customers are willing to pay market price, but they want a limit on the price that they have to pay and in return, are willing to give a floor on how low pricing can go. So you end up with sort of caps and collars in there.

Some other customers will market pricing, but they don't want it to move every month, so they ask to fix it proven in line with their own budget cycles and their own internal cycles. So I think there's lots of different ways the model will unfold. To be clear, again, it's going to be driven by the customers. And so we at Livent have one set of customers that we know and understand. Allkem has customers of different types and they obviously have their preferences.

I don't think conforming both businesses to one model is where we'll end up. I think it will end up being a mix of both, again, all driven by a desire to make sure that we keep the customers happy. Because if the customers are unhappy, then you lose a lot of benefits of having these contracts.

Q

Stephen Richardson

Analyst, Evercore Group LLC

Right. Okay. And in terms of integration, like how do you think people should think about the integration risks here? I mean, acknowledging that you're putting together relatively discrete assets, you've got some commonality in Argentina certainly. But how do you think about the integration risk and the fact that you're putting together two organizations that have growth aspirations, right? So you've got to retain the ability to kind of execute on growth across all of this.

A

Paul W. Graves

President, Chief Executive Officer & Director, Livent Corp.

So, yeah, look, I don't think the integration risk is particularly high because I don't think there's a lot of integration to do. There's always the classic head office, corporate structures, functions that bear the brunt here, and that's just going to be the reality here. But even then, they're not massive, right? We still need a significant presence in Argentina. We still need a significant presence in Australia and in China, and so on. And so, I think geographically there's not a huge amount of overlap and we do need the presence that we have. We do need the people.

I think the risk is more the second point you described. If you put two organizations together, each of which has a huge project workload, you can't afford to – you shouldn't be necessarily looking for, what I'll call productivity of man hour efficiency in your projects. You need to make sure you have an organization capable of delivering twice as many projects as it was before. If you just attempt to do things the same way, I suspect we're going to run into issues. We need to figure out – and this isn't a comment about the industry as a whole, but it's certainly a comment for us, we need to build a project delivery capability. We need to build – for engineer, these expansions, these projects in a world-class manner. We need to construct them on time and on schedule and on a budget.

And then we need to start operating them and bring them online and produce better quality material. We need to build the organization capable of doing that. I don't think any or any company in the lithium industry today is going to stick their hand up and say, we've cracked that code, but we need to. That's the biggest challenge for our industry, and it's going to be the biggest challenge for the new company as well.

Q

Right. Okay. And how do you think about maximizing value of the enterprise in that context? So one of the concerns that we have is that you need to show future – you clearly need to show future growth to your customers because your customers have huge growth aspirations.

A

Yeah, yeah.

Q

And so to be relevant to those customers, you have to show them that you've got the material and the know-how and the ability to deliver on pace with that future growth. But the history is rife with examples of natural resource companies or single industries in general, where growth hasn't led to a lot of value creation.

A

Yeah.

Q

So again, a broad question, I get it, but how do we make sure that we aren't growing for growth sake and kind of maximizing value the – of the organization?

A

Yeah. Look, I think on a resource by resource basis, you have to be careful not to get too carried away by thinking you can just get bigger and bigger and bigger and extract more and more and more. For most mines, there's an optimal mine size and optimal mine rate. And so I don't think growth for the sake of growth is necessarily a concern in our industry. I think the objective here is to develop every resource more quickly and more capital efficiently. And so we have to be capital-efficient and we have to go quicker because clearly the quicker we can we can drive product into the market, the quicker we drive revenue from a resource and profitability from a resource. And actually the more confidence and trust our customers have in us and our ability to deliver, which gives us again the ability to build, I wouldn't say more favorable positions with customers, but certainly more trusted positions with the customers.

And that really counts where you get more visibility into their plans, you get more operating flexibility. Most of these guys, the big OEMs, are running very complex supply chains, multiple battery suppliers, multiple cathodes, multiple chemistries. So being broadly embedded into the – has a lot of value for us, but they won't let you in if you can't demonstrate that you can actually deliver. And to deliver, you need to bring material on as quickly as you can. I think it's this idea of go quicker, get bigger and be more capital efficient that is really the driver behind how and where do we create shareholder value from our growth.

Q

Okay. And on offtakes or further partnerships, I mean, you did what was effectively a – it was like – it was like a pre-buy to raise some capital from a from one OEM. But do you think that those roles sort of more direct beyond just a partnership – just beyond a regular contracting on an arm's length but more involvement from the OEM and the cathode producers, acknowledging that you're going to be a bigger, better capitalized company going forward? So you talk about the role of those offtakes in those partnerships.

A

So, first, I would say it's – from what I see, I don't think most of the global OEMs have a lot of confidence that the lithium industry will grow in a way and at a speed and at scale that fits their business models. Well, what do I mean by that? If you need 250,000, 300,000 tonnes a year of lithium, you don't want to be buying from 30 different suppliers on the 10,000-tonne a year contracts, but it's not that obvious to the customers how this industry left to its own devices will create the capability for an OEM to buy 50,000, 60,000, 70,000, 80,000 tonnes from a single supplier, so they do feel they need to get involved. They feel they need to provide the catalyst, whether it's capital in the forms of pre pays, longer term contracts with more assured pricing, greater transparency about their own demands and their own needs and they will − and they are absolutely engaging with us in each of those manners.

Will it be enough? I think done the right way. Well, I think that the partnerships of OEMs and probably battery companies to resource companies, particularly lithium producers is going to look very different 10 years from now than what it looks like today or look like 10 years ago. I think there will be more, what I'm going to loosely call strategic partnerships between OEMs and their supply chains. I do not see a − again in the next decade, anyway who knows after that, a supply chain that is purely cost based where the OEM picks the supplier on the basis who will give them the lowest possible price. I just don't think they can afford that. The risk of not having material is so great for them, they have to engage with us and partner with us to make sure that both of us succeed, we can bring product done, we can create value for our shareholders, we can access the capital and the skills that we need and in return they can execute their own growth plans around the transition to EVs that they need to execute as well.

Q

Stephen Richardson

Analyst, Evercore Group LLC

Right. Okay. On the topic of IRA compliance, I mean, I think you've been very clear from the beginning that Argentinian LCEs would ultimately comply or would find their way to compliance.

A

Paul W. Graves

President, Chief Executive Officer & Director, Livent Corp.

Yeah.

Q

Stephen Richardson

Analyst, Evercore Group LLC

That may be a more contentious viewpoint in some circles, but can you talk about that view and how you see that playing out? And again – and your customers, are your customers taking that same view?

A

Paul W. Graves

President, Chief Executive Officer & Director, Livent Corp.

So I think you have to sort of be – you have to step back a little and understand what we're talking about here, right? First and foremost, the US – the development of the battery industry in the US today is primarily focused on a high nickel cathode chemistries, which means it's not lithium carbonate, lithium hydroxide. So it doesn't really matter whether you've got the lithium carbonate or whether Argentina produces lithium that's approved or not. It's not carbonate that you won't get, in my view, in the near term. A lot of carbonate coming directly into the US to be processed into cathodes in the US. Now that will change and I think over time you'll see the OEMs have more mid nickel which can use carbonate or they'll use LFP technologies. They will probably build some capability in the US to process carbonate into those battery chemistries, but it's a while away.

And so how does carbonate from – how does lithium from South America find its way into the US? It needs to be converted to hydroxide first and there's quite well-trodden path of doing that. The US is more than capable of building lithium hydroxide plants in the US that are fed by Argentinean carbonate and then qualified as IRA material. Today, the carbonate we produce in Argentina comes in to Bessemer City, North Carolina, gets converted into lithium hydroxide and is now IRA biocompatible. So I do think it'll find its way in. It equally can find compatible. So, I do think it'll find its way in. It equally can find its way into an LFP plant in South Korea or in Japan, which will be then [ph] IRA 00:29:38-qualified as well as it comes in, provided it doesn't go through any of the countries that the US is trying to avoid, largely China, Russia, the two obvious ones. Then I think the Argentine material will absolutely find its way in.

Now this can all be resolved by some form of trade agreement. I know there's lots of conversations going on between the US and Argentina. It is in the US' interests, in my view, to put that agreement in place and certainly Argentina wants to. So, I would hope that one way or the other all of these questions get taken off the table because the politicians figure it out that way.

Q

Right. Right. And in regards to that too, I mean, the regionalization of this industry is only increasing to the extent that the IRA is reinforcing that or just pushing supply chains away from China. Do you think we really get almost like a two or three speed market with different pricing? You know, we do have a China price and a North Asia price. And so do we end up with an IRA premium on material that can fully comply and will make its way in the supply chain? Or do we still end up with the traditional kind of supply chain in the way we've set it up over the last decade or so?

A

I think it's definitely plausible that we have regional markets where the pricing gets disconnected. Nobody talks about a discount, an IRA discount, but I think it's if you actually follow the logic through, you know, if we find that there's a lot of material qualified for the US, that people are desperate to add US supply of cathodes or whatever it may be, it may be that there's actually more supply of IRA-qualified material than there is a non-IRA-qualified material, it may be that China struggles to get material and therefore pays a premium.

Q

Right.

A

For its product in order to source material that otherwise would material that otherwise would find its way into the North American or European supply chains. I have no idea whether any of that plays out. It's certainly conceivable that if you follow through the logic of what is happening today, you quite likely will have at least temporary regional dislocations that happen from time to time. Lithium is an easy product to move around the world, though, let's be realistic. And other than those distortions, there's really not a lot of logic for regional pricing for lithium.

Q

Right, right. Okay. That's helpful. And maybe on the industry backdrop and in M&A broadly, do you think. I mean, to some extent, we've been surprised that we haven't seen more smaller companies getting together and sort of more of a melt up from the bottom. That said, these 2025-2026, where we've got these real volume numbers are becoming clear and this industry ends up being more relevant from the top down if you think about chemicals and mining companies being more interested in the industry because of scale. Do you think that we're more likely to see consolidation from a top down basis or from a more from the bottoms up?

A

You know, I think the starting point is to recognize how immature most companies with lithium in their name are. They really are not producing anything or they're at a development stage and a few years away, many of them are single mines. It's not easy to understand why putting two miners together creates a lot of synergy, as I just described. The capabilities they have aren't necessarily put two miners together, mining company plus some mining company doesn't equal a chemical company. So I don't know that there's a lot to be gained in that sense.

And I think you also have this disaggregated supply chain that China supports today that allows you as a mining company to succeed as a single asset to [indiscernible] 00:33:14 concentrate producer. So I think there's barriers to the strategic logic of putting resources together. So that does tend to lead to the idea, well, then it has to come top down. But if it does come top down, I'm in luck. You can see what's going on with Liontown down there in Australia right now. And maybe a disconnect in expectations from somebody who is a long-term, longtime producer of lithium chemical and has a very deep and clear understanding of the market and where it might go. And they maybe have a different view as to what a miner who is at an early stage of developing a resource has.

So closing of valuation gaps is not going to be easy, especially for cash deals. So, I mean, the challenge with cash deals is you now get into a big debate about what the future lithium price is going to be. At least in stock – for stock deals, you can put that to one side a little bit. But for cash deals, it gets even more complicated.

Q

Right. Right. Okay. And bouncing around a little bit, the question is on the regulatory background. Certainly in the US, give us a sense of your conversations with regulators, with Washington in general, politicians. The profile of this industry has obviously been raised quite a bit over the last couple of years. The administration really wants to help without really sometimes knowing how to help.

A

Yeah.

Q

But if I think about your position at Bessemer and what you would need to grow and what you would need to grow the company and the things that you need is – just maybe talk about the profile of the industry and the support that's coming or isn't that needs to be there.

A

I'm not a huge fan of direct government intervention into any industry and especially not ours. But the reality is it is going to happen for various political reasons. I think what the US is looking for is security of supply of critical minerals. And interestingly, they define critical minerals as to include, for example, the cathode materials. So what they're trying to do is sort of break the chain up into two pieces, which is the raw materials, if you will, and the finished product.

And their attempts to incentivize that tend to revolve around the incentives of the finished product, which is what the IRA does, and providing capital to credible investors who are committing to build capabilities in the US. And so you've seen a couple of lithium projects attract government money in that regard. And I think that's all – it's all good, it's all – it all helps our industry move forward.

There's some underlying challenges in the US to that, though. One of them is that generally speaking, people don't want mining in the US. They don't really want, you know, as an environmental reason or whether it's some historical reason or whether it's the classic not-in-my-backyard reason. The US is not as friendly to large mining operations as other parts of the world, and that will always be a constraint on building a domestic industry. And so I think that's the thing the US really does need to do and should do, and I think is aware of and is trying to do is build relationships with friendly countries that are open to mining. And we talked about this about a free trade agreement with Argentina, for example. But I think making sure that we've got pretty clear and free, open trading borders to allow that material to move around, there's no reason at all why you won't build the high value processing capabilities here in the US. But to do that, you'd need security of raw material supply.

Q

Right. Got it. Hence, the Canadian angle...

A

Yeah.

Q

...sort of work.

A

Yeah.

Q

Yeah, absolutely. Any questions from the room? So we're coming up on time.

Q

Yeah. So security, feedstock supply and recycling.

A

Yeah.

Q

So have you done this before?

A

Yeah.

Q

Like, I think security feedstock supply, I don't believe you can run a business without security of of feedstock supply, right? I don't know what you are as a business otherwise and it's why we believe in an integrated business model. I've heard many people depending on their buyers say, the most valuable piece of this is the chemical process. The most valuable piece is the mining and the resource. The truth is neither of them have maximum value without the other. You need to be fully integrated, in my view, to capture value.

Recycling is an interesting one. If you – I think recycling is clearly a big focus as it should be. But we have to understand what recycling is today and what it will be in the future. I think first and foremost, most recycling models are built around non-lithium pieces. It's the nickel. It's cobalt. And so there are certain batteries like LP batteries that don't have much other than lithium in them that we have to have an answer for. Is it worth recycling them? I think at today's prices it is.

The second is the most recycling that happens today is waste and scrap. It's not really they like batteries so much. And I'll just keep it really simple. Lithium is already owned by somebody, right? If you're a battery producer, or a cell producer or a vehicle producer, and you have to recycle batteries ourselves, you've already paid for the raw materials. So I don't know that you're going to give it away and pay for it again. And so trying to find a business model that reflects the reality that the ultimate consumer, let's say, of lithium, who needs to recycle that material, has already bought the lithium. And so it's just going to be a different business model as my own view.

I don't think you will find many of us building a business that assumes that we will have a very deep and wide merchant market in recycled material to reprocess. I think it's going to be done bilaterally with customers who want to make sure that they have a partner to help them recycle their batteries. And it could be a specialized recycling company. It could be a recycling company plus a lithium company. It could be both. They might invest in them. They might not invest in them. But it will, in my view, be a very different business model.

Q

Stephen Richardson

Analyst, Evercore Group LLC

Anything else? That means I must have asked all the good ones.

A

Paul W. Graves

President, Chief Executive Officer & Director, Livent Corp.

Yeah.

Stephen Richardson

Analyst, Evercore Group LLC

Thank you for the time. Appreciate it.

Paul W. Graves

President, Chief Executive Officer & Director, Livent Corp.

Thank you. Thanks, everybody.

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Livent and NewCo plan to file relevant materials with the Securities and Exchange Commission (the “SEC”) in connection with the contemplated transaction (the “Transaction”), including a registration statement on Form S-4 that contains a proxy statement/prospectus and other documents. Livent will mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitution for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the proposed transaction.

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